BRIGHTSTAR CORP.
                              2010 N.W. 84th Avenue
                                 Miami, FL 33122




September 8, 2004



BY EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Brightstar Corp. (File No. 001-32291)
               Form RW - Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended, Brightstar Corp. (the "Registrant") on September 2, 2004 submitted electronically via the EDGAR system its Registration Statement on Form 8-A (the "Registration Statement") for securities to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. The submission was processed utilizing Form Type 8-A12B instead of Form Type 8-A12G.

     No securities to be registered under the Registration Statement have been sold. Accordingly, we hereby respectively request, on behalf of the Registrant, the withdrawal of this filing. The Registrant is simultaneously herewith refiling the Registration Statement on Form 8-A under Form Type 8-A12G.


                                                  Sincerely,


                                                  /s/ Oscar Fumagali
                                                  -------------------------
                                                  Oscar Fumagali
                                                  Chief Financial Officer